

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Nathan Givoni
Chief Executive Officer
Gelteq Limited
Level 4
Level 4 100 Albert Road
South Melbourne VIC, 3025
Australia

>   **Re: Gelteq Limited**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed March 17, 2023**
>   **File No. 333-267169**

Dear Nathan Givoni:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed March 17, 2023

Prospectus Summary
The Offering, page 9

1. We note your response to our prior comment 2 and your revised disclosure on page 9 which states that the selling shareholders will be able to sell their Ordinary Shares "following their respective lock-up periods." However, page 130 continues to state that the selling shareholders "are not subject to lock-up agreements." Please reconcile throughout both the primary and resale prospectus. In the event the selling shareholders are, in fact, subject to lock-up periods, please include this information in the resale prospectus.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45</u>

2.   We note your response to prior comment 3. We further note that you added disclosure that "Cumulatively, through March 1, 2023, approximately 24% of total units ordered were from related parties." Please revise your filing to quantify your total orders for the period July 1, 2022 to March 1, 2023 and separately quantify the amount of orders from related parties.

<u>Critical Accounting Estimates and Judgements</u>
<u>Revenue Growth and the Recoverability Rate of Intangible Assets, page 56</u>

3.   We note from your revised disclosure in response to prior comment 4 that intangible assets comprised approximately 87% of the company's assets. This does not appear mathematically accurate given that as of June 30, 2022, your intangible assets were AU$ 22.7 million and your total assets were AU$ 23.4 million. Please revise your filing accordingly.

<u>Financial Statements, page F-1</u>

4.   We note from your disclosures on page F-16 that your financial statements are presented in Australian dollars. Additionally we note that when presenting Australian dollars you have used the currency abbreviations AUD, AUD$, AU$, A$ and $. When referring to United States dollars you have used various currency abbreviations including $. In order for investors to clearly determine the currencies presented, please revise your filing to define and present all currency abbreviations in a consistent manner. Ensure that your revised presentation does not use the same currency symbol for different currencies.

<u>Exhibits</u>

5.   We note that the legal opinion filed as Exhibit 5.1 does not opine as to the validity of the Resale Shares. Please revise. See Section II.B.2.h. of Staff Legal Bulletin No. 19.

<u>General</u>

6.   Please revise the cover pages of both the primary and resale prospectuses to clearly state, if true, that selling shareholders may not commence their resale of shares until after the IPO closes. If this is not the case, please clarify.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Arzhang Navai at 202-551-4676 or Laura Crotty at 202-551-7614 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Richard I. Anslow, Esq.